VIPER NETWORKS, INC.	August 5, 2022

200 E Big Beaver Rd.

Troy, MI 48083

VIA EDGAR

Attorney Alyssa Wall

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Re:	Viper Networks, Inc.
Offering Statement on Form 1-A
Filed July 22, 2022
File No. 024-11948

Dear Ms. Wall:

In response to your letter dated August 2, 2022, the following information is hereby submitted on behalf of Viper Networks, Inc. (the "Company"). Amendment No. 1 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Offering Statement on Form 1-A

General

1.	We note that your signature on behalf of the issuer appears to relate to a different company. Please revise to ensure your signature page complies with the requirements of Form 1-A. See Instruction 1 to Signature to Form 1-A.

Response: We have revised the signature page to accurately reflect the signature on behalf of the issuer and to comply with the requirements of Form 1-A.

2.	We note that you intend to offer 10,000,000,000 shares of common stock, but that your balance sheet indicates you are authorized to issue 6,000,000,000 shares of common stock. We also note the Articles of Amendment to the Articles of Incorporation dated April 30, 1998, included as Exhibit 2.1, authorize the issuance of 50,000,000 shares of common stock. Please amend your disclosure to address this discrepancy. If applicable, please file your current Articles of Incorporation as an exhibit to the offering statement.

Response: We have amended the offering to reflect that we intend to offer 500,000,000 shares of common stock. We have also attached as Exhibit 2.2 the Articles of Amendment to the Articles of Incorporation dated February 10, 2014, where the authorized shares of Common Stock were increased to 6,000,000,000 shares.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

/s/ Farid Shouekani

Farid Shouekani

CEO